December 30, 2011

VIA EDGAR AND FEDEX

H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlas Resource Partners, L.P.

Amendment No. 1 to Registration Statement on Form 10

Filed December 1, 2011

File No. 1-35317

Dear Mr. Schwall:

On behalf of our client, Atlas Resource Partners, L.P. (the “Partnership”), which is currently a wholly owned subsidiary of Atlas Energy, L.P. (“Atlas Energy”), we are providing the Partnership’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter dated December 21, 2011 with respect to the above-referenced filing.

This letter and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form 10 (File No. 1-35317) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 2 marked to indicate changes from the version of the Registration Statement filed on December 1, 2011.

H. Roger Schwall

U.S. Securities and Exchange Commission

December 30, 2011

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 in the marked version of Amendment No. 2.

Registration Statement on Form 10

General

1.	References in this letter to your document or filing include the Form 10 or the information statement filed as exhibit 99.1, as appropriate. Page references and captions are to the information statement, unless the context requires otherwise.

Response: The Staff’s comment is acknowledged.

2.	We remind you of comments 4, 6 and 10 in our letter dated November 15, 2011.

Response: The Staff’s comment is acknowledged.

3.	We note your response to comment 8 in our letter dated November 15, 2011. Please include additional analysis with respect to why you believe that the registrant has met the condition set forth in Staff Legal Bulletin No. 4 that there is a valid business purpose for the spin-off. In that regard, we note the following:

•	Atlas Energy, L.P. is only distributing twenty percent of the registrant’s limited partnership interests;

•	Atlas Energy, L.P. has held the assets that will be contributed to the registrant for less than one year; and

•	the registrant and Atlas Energy, L.P. (or its affiliates) will share common management after the distribution.

Please confirm that, after the distribution, Atlas Energy, L.P. and the registrant will be conducted as separate businesses. In your response, please address the extent to which Atlas Energy, L.P. and the registrant may conduct business with each other after the distribution, including, without limitation, whether there are any agreements that require them to do business with one another. In addition, please address whether the businesses of Atlas Energy, L.P. and the registrant will be financially dependent on each other. Please include in your response a reference to all guidance that you believe to be applicable, including relevant no-action letters.

H. Roger Schwall

U.S. Securities and Exchange Commission

December 30, 2011

Response: The Partnership respectfully submits that, for purposes of Staff Legal Bulletin No. 4, there is a valid business purpose for the distribution. Staff Legal Bulletin No. 4 notes that the Division of Corporation Finance has recognized the following as examples of valid business purposes for a spin-off: (1) enhancing access to financing by allowing the financial community to focus separately on each business; and (2) providing employees of each business stock-based incentives linked solely to his or her employer. The distribution being undertaken by Atlas Energy and the Partnership furthers each of these purposes.

Enhancing Access to Capital

The separation and distribution will create two separate companies with different investment and business characteristics. After the separation and distribution, Atlas Energy will hold (in addition to its management incentive interests and its equity in the Partnership) management incentive interests in Atlas Pipeline Partners, L.P., a separately publicly traded company, as well as equity interests in Lightfoot Capital Partners and certain rights of way in Ohio. The Partnership, on the other hand, will hold substantially all of the natural gas and oil development and production assets and the partnership management business currently held by Atlas Energy. The separation of the two companies will enhance the ability of both Atlas Energy and the Partnership to gain access to financing because the financial community will be able to focus separately on each of their respective businesses, which have different investment and business characteristics and different potentials for financial returns.

Natural gas and oil exploration and development is a capital-intensive business, and the business being transferred to the Partnership will consequently require significant investment capital in order to operate and grow. As described in the information statement, management of the Partnership intends to seek strategic opportunities to expand the business of the Partnership, including through acquisitions, which will require significant upfront expenditures. In addition, drilling and operating wells on the Partnership’s existing leases requires new capital. Management of Atlas Energy and the Partnership believe that funding for the operation of the Partnership’s business will be more readily available, and will be available in a more cost-effective manner, if it is provided at the level of the Partnership. This will allow any potential lenders to evaluate the assets and business of the Partnership and make their decisions accordingly, without requiring them to evaluate the other businesses of Atlas Energy, such as the value of the management incentive interests of Atlas Pipeline Partners, L.P. or Lightfoot Capital Partners. In addition, the separation is intended to give the Partnership access to lenders that may focus primarily or exclusively on the natural gas and oil exploration and production industry.

Atlas Energy management believes that different sets of investors will want to invest in the Partnership and Atlas Energy, and may consider one company (but not the other) within their investment objectives. Atlas Energy management believes that the

H. Roger Schwall

U.S. Securities and Exchange Commission

December 30, 2011

separation of the Partnership from Atlas Energy will permit investors additional latitude to select the business or businesses in which they wish to maintain an interest, by holding or monetizing the limited partnership interests of Atlas Energy and the Partnership separately, which, in turn, will facilitate each company’s access to financing.

Atlas Energy management also believes that the current business structure of Atlas Energy may be opaque to the investment analyst community, and, as a result, the available coverage of Atlas Energy is not as useful to investors as it would be if the natural gas and oil exploration and production business of Atlas Energy were conducted separately through the Partnership. Consequently, Atlas Energy management anticipates that the separation and distribution will improve the information and analysis available to unitholders of Atlas Energy and the Partnership, thereby enhancing each company in its ability to gain access to financing that they need for the development of their respective businesses.

Separate Equity-Based Incentives

The separation and distribution will also enable the Partnership to provide employees dedicated to the Partnership business with equity-based incentives linked solely to the Partnership, as opposed to equity of Atlas Energy. The Partnership anticipates that it will provide many of the employees dedicated to the Partnership business with equity-based incentives linked solely to the Partnership, and the Partnership intends to adopt a 2012 Long-Term Incentive Plan that will be based in common units of the Partnership. By creating a separate publicly traded class of equity securities linked solely to the performance of the business of the Partnership, the separation and distribution will allow the Partnership to better align the incentives of such employees with the outcome of their work.

Operating Separately

Atlas Energy and the Partnership hereby confirm that, following the distribution, Atlas Energy and the Partnership will be conducted as separate businesses, including with respect to applicable corporate formalities. Atlas Energy and the Partnership will be governed by separate boards of directors. In addition, the board of directors of the Partnership’s general partner will have a conflicts committee and an audit committee, and none of the members of those committees will be officers, directors or employees of Atlas Energy.

Neither Atlas Energy nor the Partnership is required to conduct business with each other, and there will be no agreements between the two companies requiring them to conduct business with each other, other than a provision in the separation and distribution agreement that will permit the Partnership to use the rights of way in an area of Ohio being retained by Atlas Energy and a provision that would permit Atlas Energy to have access to the Partnership’s gathering assets in Ohio for any natural gas and oil production

H. Roger Schwall

U.S. Securities and Exchange Commission

December 30, 2011

on commercially prevailing market terms. Moreover, the conflicts committee of the board of directors of the Partnership’s general partner has the authority to review specific matters as to which the board believes there may be a conflict of interest to determine if the resolution of the conflict proposed by the Partnership’s general partner is fair and reasonable to the Partnership.

Atlas Energy and the Partnership also note that they will not be financially dependent on each other. Atlas Energy owns assets other than its interest in the Partnership and expects to receive distributions from such other assets. Atlas Energy will also have access to the financing markets separately from the Partnership in order to fund any of Atlas Energy’s operating or investment needs. Similarly, the Partnership will not be financially dependent on Atlas Energy. The Partnership will hold natural gas and oil development and production assets and the partnership management business, both of which are expected to produce sufficient resources for the Partnership to operate on a separate basis from Atlas Energy. The Partnership also expects to raise funds separately through financing transactions, including through the anticipated credit facility or through other capital markets activity undertaken at the Partnership level.

No Impermissible Purpose

The separation and distribution are not being done for the impermissible purposes outlined in Staff Legal Bulletin No. 4, such as (1) to create a market in the spun-off securities without providing adequate information to the shareholders or to the trading markets; (2) to create a public market in shares of a company that has minimal operations or assets; or (3) to create a public market in the shares of a company that is a development stage company that has no specific business plan or whose business plan is to engage in a merger or acquisition with an unidentified company. Moreover, the separation and distribution are unlike the situations presented in SEC v. Datronics Engineers, Inc., 490 F.2d 250 (4th Cir. 1973) (“Datronics”), and SEC v. Harwyn Industries Corp., 326 F. Supp. 943 (S.D.N.Y. 1971) (“Harwyn”), in which corporations used spin-offs without any valid business purpose to create public markets in their securities without registration of the shares. In both Datronics and Harwyn, the spin-offs were accomplished without dissemination of adequate information to either the marketplace or the shareholder-recipients. The policy concerns that led to the decisions in Datronics and Harwyn and the position of the Commission expressed in Securities Act Release No. 4982 (July 2, 1969) are not present in the separation and distribution. The separation and distribution are motivated by valid business purposes described above, rather than by a desire to evade the registration requirements of the securities laws.

As noted in numerous recent no-action letter requests, with respect to the question of whether a valid business purpose exists with respect to Staff Legal Bulletin No. 4, the Staff has looked to the economic substance of transactions rather than to their form. In doing so, the Staff has not viewed transactions such as the separation and distribution as dispositions of securities for value, but rather as a means of facilitating a policy decision

H. Roger Schwall

U.S. Securities and Exchange Commission

December 30, 2011

of the distributing entity based on valid business reasons. See, e.g., Chugai Pharmaceutical Co. (available April 30, 2002); Kingfisher plc (July 27, 2001); AB Electrolux (available Apr. 28, 1997); Asea AB (available Apr. 25, 1991); BAT Industries plc (available July 5, 1990); and English China Clays (available Sept. 1, 1994); Hanson II (available Jan. 22, 1997). The separation and distribution are designed to permit the natural gas and oil exploration and development business currently operated by Atlas Energy to secure adequate financing to operate and expand in the most capital-efficient manner, to permit investors in Atlas Energy to focus their equity investments as they choose by establishing a pure-play exploration and development business that they may invest in or dispose of in accordance with their investment goals, and to facilitate analyst understanding of the separate businesses of Atlas Energy and the Partnership. In addition, the separation and distribution will enable the Partnership to provide employees dedicated to the Partnership business with equity-based incentives linked solely to the Partnership, as opposed to equity of Atlas Energy. The Partnership believes that each of these reasons, as described in more detail above, constitutes a valid business purpose within the meaning of Staff Legal Bulletin No. 4, and that the separation and distribution are not motivated by a desire to evade the registration requirements of the securities laws.

Based on these reasons, Atlas Energy and the Partnership respectfully submit that the proposed distribution satisfies the valid business purpose test set forth under Staff Legal Bulletin No. 4.

4.	We are reviewing the information that you provided in response to comment 13 from our letter dated November 15, 2011, and may have further comments upon completion of such review.

Response: The Staff’s comment is acknowledged.

Information Statement Summary, page 9

5.	We note your disclosure providing gross margin amounts for all periods presented excludes depreciation, depletion and amortization. Please remove this disclosure or include a presentation, with equal or greater prominence, of the most directly comparable GAAP measure and provide a reconciliation of the differences between this non-GAAP measure and the most directly comparable GAAP measure. In addition, include a statement disclosing the reasons why management believes the presentation of the non-GAAP measure provides useful information to investors regarding the registrant’s financial condition and results of operations; and to the extent material, a statement disclosing the additional purposes, if any, for which management uses the non-GAAP measure.

Response: In response to the Staff’s comment, the disclosure on pages 10, 86 and 88 were revised to present operating income amounts which include depreciation, depletion and amortization and other amounts required to reconcile to the GAAP measure.

H. Roger Schwall

U.S. Securities and Exchange Commission

December 30, 2011

Natural Gas and Oil Leases, page 124

6.	We note your response to prior comment 30 which indicates that you do not have any significant existing undeveloped acreage. Please clarify why your disclosure on page 10 reflects 271,938 of undeveloped acreage. In addition, tell us why your disclosure of developed and undeveloped net acreage on this page does not correspond to your disclosure of the same information on page 128.

Response: The disclosure on page 10 of the information statement has been revised. The Staff is supplementally advised that, although the Partnership has 249,524 net undeveloped acres at September 30, 2011, none of the undeveloped acreage is located in its expected core drilling area of Pennsylvania, and, therefore, the Partnership should not be viewed as having any significant existing undeveloped acreage. The Partnership expects to seek to expand its undeveloped acreage position in Pennsylvania during the year ended December 31, 2012. The Partnership also had 93,781 net undeveloped acres in Tennessee at September 30, 2011, and does expect to drill a small number of wells during the year ended December 31, 2012.

7.	We note your response to prior comment 41 which indicates that the related contracts qualify for the normal purchase and normal sale pursuant to ASC 815-10-15. Please tell us and disclose how you calculate the related receivables when initially recorded. In addition, please tell us how you account for any differences in the amount of receivables initially recorded and ultimately received. Refer to Item VII of the September 25, 2002 meeting of the AICPA SEC Regulations Committee which can be accessed at: http://thecaq.org/resources/secregs/pdfs/highlights/2002_09_25_Highlights.pdf

Response: In response to the Staff’s comment, the disclosure of the Partnership’s revenue recognition policy in the audited and interim financial statements of Atlas Energy E&P Operations have been revised on pages F-24 and F-48 to provide additional specifics with regard to how the Partnership calculates and recognizes its gas and oil sales contracts within its financial statements. The Partnership also notes that differences between the estimated amounts of revenue and the related accounts receivable recognized for its natural gas and oil sales contracts and the amounts ultimately received are reflected as adjustments to revenue and accounts receivable during the period when payment is received.

Executive Compensation, page 146

8.

We note your response to comment 33 in our letter dated November 15, 2011. Please provide disclosure contemplated by Item 402 of Regulation S-K regarding the compensation of the officers and directors of your general partner. In that regard, we note your disclosure at page 139 that you reimburse your general partner and its affiliates, including Atlas Energy, for all expenses incurred on your

H. Roger Schwall

U.S. Securities and Exchange Commission

December 30, 2011

behalf, including the costs of employee, officer and managing board member compensation and benefits properly allocable to you. We note also that certain of your officers have also served as officers of Atlas Energy’s general partner or other affiliates. As a result, it appears that information regarding historical compensation and compensation policies with respect to certain of your officers and directors are material to an understanding of the future expenses that will be allocated to the registrant.

Response: In response to the Staff’s comment, the disclosure beginning on page 147 of the information statement has been revised. The disclosure cross-references the executive compensation information provided in Atlas Energy’s annual report on Form 10-K, and also includes disclosure about the anticipated relative amount of time that the officers will spend on the affairs of the Partnership. The Partnership also supplementally notes that the revised disclosure is consistent with the way in which other E&P master limited partnerships have approached their disclosure on this topic. See, e.g., Registration Statement on Form S-1 of Inergy Midstream, L.P. (Registration No. 333-176445), last amendment filed on December 7, 2011 and declared effective on December 15, 2011 (“Executive Compensation”) and Registration Statement on Form S-1 of QR Energy, LP (Registration No. 333-169664), filed on December 10, 2010 and declared effective on December 16, 2010 (“Management—Executive Compensation” and “Management—Compensation Discussion and Analysis”).

9.	We note that certain of your officers have served as officers of Atlas Energy GP, LLC. Please revise your filing to describe the relationship of such entity to Atlas Energy, L.P. and the registrant.

Response: In response to the Staff’s comment, the disclosure on page 147 of the information statement has been revised.

Certain Relationships and Related Transactions, page 152

10.	We note your response to comment 34 in our letter dated November 15, 2011 that further disclosure is not required and that you removed the references to advances from Atlas Energy. Please provide the basis for not including disclosure in this section relating to the advances from affiliates referenced in your financial statements, for example, at page F-38.

Response: The Staff is supplementally advised that the reference to advances from affiliates referenced in the financial statements does not relate to a transaction covered by Item 404 of Regulation S-K. Such advances merely reflect that, prior to the separation and distribution, the Partnership’s business was run as part of an overall business of Atlas Energy (with no separate bank account designated solely for the Partnership). The advances relate to normal cash management in which Atlas Energy advanced cash to pay for payables owed by the business of the Partnership, and such business then repaid those advances upon receipt of cash. The predecessor business of the Partnership was not

H. Roger Schwall

U.S. Securities and Exchange Commission

December 30, 2011

separate as a legal matter from the remaining business of Atlas Energy, and, therefore, the “advances of affiliates” should be viewed purely as internal cash flows within Atlas Energy for purposes of Item 404 of Regulation S-K. No intercompany payable or receivable between Atlas Energy, on the one hand, and the Partnership, on the other hand, will exist as of the separation and distribution, and, following the separation and distribution, Atlas Energy and the Partnership will operate as separate entities, with separate bank accounts and treasury operations.

Certain U.S. Federal Income Tax Matters, page 180

11.	We note your response to comment 37 in our letter dated November 15, 2010, and reissue such comment in part. We note your statement at page 182 that if you were taxable as a corporation for U.S. federal income tax purposes in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, the unitholders will be subject to special tax rules not discussed in the summary provided in your filing. Please revise your filing to disclose all material information regarding such special tax rules, including all material risks, if any. In the alternative, please confirm that you have disclosed all related risks that are material.

Response: In response to the Staff’s comment, the disclosure on page 184 of the information statement has been revised to remove the statement that the special tax rules are not discussed in the summary because the Partnership believes that the disclosure discusses all material information regarding such material special rules.

Note 2 – Summary of Significant Accounting Policies, page F-18

Principles of Consolidation and Combination, page F-18

12.	We have read your response to prior comment 39 and consulted with the Division of Corporation Finance’s Office of Chief Accountant regarding this matter. As your response indicates, we did not object to the presentation of statements of revenues and direct expenses to satisfy the requirements of Rule 3-05 of Regulation S-X within the Form 8-K filed by Atlas Pipeline Holdings, L.P. However, within the Form 10 Atlas Energy E&P Operations represent a predecessor business for which full financial statements should be presented. Please comply with the guidance of SAB Topic 1:B:1 and revise your filing to include the full financial statements of this predecessor for all applicable periods.

Response: In response to the Staff’s comment, the predecessor’s financial statements have been revised to provide full financial statement information for all applicable periods.

*    *    *    *    *    *

H. Roger Schwall

U.S. Securities and Exchange Commission

December 30, 2011

We hereby inform you on behalf of the Partnership that the Partnership acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *    *

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394 (telephone) or DKLam@wlrk.com (email).

We thank the Staff in advance for its assistance.

Sincerely,

/s/ David K. Lam

David K. Lam
Wachtell, Lipton, Rosen & Katz

cc:	Lisa Washington, Atlas Energy, L.P.